Articles of Incorporation

                                      of
                          Placer Technologies, Inc.

                               Article I. Name

The name of this Florida corporation is: Placer Technologies, Inc.

                             Article II. Address

The mailing address of the Corporation is:

Placer Technologies, Inc.
1400-400 Burrard Street
Vancouver BC V6C3G2

                          Article III. Capital Stock

The Corporation shall have the authority to issue 2,000 shares of common stock, par value $.01 per share.

                         Article IV. Registered Agent

The name and address of the registered agent of the Corporation is:

Corporate Creations Enterprises, Inc.
4521 PGA Boulevard #211
Palm Beach Gardens FL 33418

                        Article V. Board of Directors

The affairs of the Corporation shall be managed by a Board of Directors consisting of no less than one director. The number of directors may be increased or decreased from time to time in accordance with the Bylaws of the Corporation.

The election of directors shall be done in accordance with the Bylaws. The directors shall be protected from personal liability to the fullest extent permitted by law. The name of each initial member of the Corporation's Board of Directors is:

Harmel S. Rayat

                           Article VI. Incorporator

The name and address of the incorporator is:

                    Corporate Creations International Inc.
                 401 Ocean Drive - Suite 312 - Door Code #125
                          Miami Beach FL 33139-6629

                       Article VII. Corporate Existence

The corporate existence of the Corporation shall begin effective September 12, 1996

The authorized representative of the incorporator executed these Articles of Incorporation on September 6, 1996

Corporate Creations International Inc.

By:_____________________________________
   Brian R. Fons Vice President